Exhibit 99.1

National Energy Services Reunited Corp. Reports Third Quarter 2021 Financial Results

●	Revenue for the third quarter of 2021 is $218 million
●	Free cash flow (a non-GAAP measure) for the third quarter of 2021 is $17 million*
●	Entered into a flagship, sustainability-linked, green credit facility refinancing
●	Net Income for the third quarter of 2021 is $2 million
●	Adjusted Net Income (a non-GAAP measure) for the third quarter of 2021 is $7 million*
●	Adjusted EBITDA (a non-GAAP measure) is $49 million*
●	Diluted Earnings per Share (EPS) for the third quarter of 2021 is $0.02
●	Adjusted Diluted EPS (a non-GAAP measure), which includes $0.06 per share of Charges and Credits, for the third quarter of 2021 is $0.08*

HOUSTON, November 3, 2021 – National Energy Services Reunited Corp. (“NESR” or the “Company”) (NASDAQ: NESR) (NASDAQ: NESRW), a national, industry-leading provider of integrated energy services in the Middle East and North Africa (“MENA”) and Asia Pacific regions, today reported its financial results for the quarter ended September 30, 2021. The Company posted the following results for the periods presented:

	Three Months Ended			Variance
(in thousands except per share amounts and percentages)	September 30, 2021	June 30, 2021	September 30, 2020	Sequential	Year-over- year

Revenue	$217,992	$234,927	$218,423	(7)%	-%
Net income	1,931	7,821	11,666	(75)%	(83)%
Adjusted net income (non-GAAP)*	6,984	12,817	14,165	(46)%	(51)%
Adjusted EBITDA (non-GAAP)*	48,674	53,607	55,803	(9)%	(13)%
Diluted EPS	0.02	0.08	0.13	(75)%	(85)%
Adjusted Diluted EPS (non-GAAP)*	0.08	0.14	0.16	(43)%	(50)%
Free cash flow (non-GAAP)*	17,005	11,663	8,668	$5,342	$8,337

*The Company presents its financial results in accordance with generally accepted accounting principles in the United States of America (“GAAP”). However, management believes that using additional non-GAAP measures will enhance the evaluation of the profitability of the Company and its ongoing operations. Please see Tables 1, 2, 3, 4, 5 and 6 below for reconciliations of GAAP to non-GAAP financial measures.

Sherif Foda, Chairman of the Board and CEO of NESR said, “During the quarter, our team continued to prepare NESR for the emerging upcycle by generating strong free cash flow, securing multiple new contract awards, and executing a bevy of key technology partnerships. We are also extremely excited about the speed of development of our own disruptive drilling technologies, ESG Impact Segment and the progress we made this quarter. Despite the predicted temporary disruption during the quarter due mainly to the COVID-19 Delta variant and supply chain bottlenecks that delayed the startup of several projects, our thesis that MENA will be the main engine for growth and that the super cycle is materializing is more and more evident. As such, we continue to invest to ensure that we are the trusted and reliable partner to our customers. To support this growth, we finalized a milestone green debt refinancing this quarter that will provide enhanced liquidity and financial flexibility for continued growth.”

Mr. Foda continued, “I am very proud to report that during the FII, the world witnessed the leadership of Saudi Arabia with its Saudi Green Initiative, and our industry can play a vital role in lowering the total carbon footprint in the region and provide technologies for both the Blue and Green hydrogen. These technologies span not only in the carbon capture and storage space, but also in harnessing produced water, flared excess gas and waste heat in solving these challenges. We are very excited to be involved in several initiatives in this journey.”

Net Income Results

The Company had net income for the third quarter of 2021 totaling $1.9 million. Adjusted net income for the third quarter of 2021 is $7.0 million and includes adjustments totaling $5.1 million (collectively, “Total Charges and Credits”) mainly related to merger and acquisition transaction costs and restructuring activities. A complete list of the adjusting items and the associated reconciliation from GAAP has been provided in Table 1 below in the section entitled “Reconciliation of Net Income and Adjusted Net Income.”

The Company reported $0.02 of diluted earnings per share (“EPS”) for the third quarter of 2021. Adjusted for the impact of Total Charges and Credits, Adjusted Diluted EPS, a non-GAAP measure described in Table 1 below, for the third quarter of 2021 is $0.08.

Adjusted EBITDA Results

The Company produced Adjusted EBITDA of $48.7 million during the third quarter of 2021. Third quarter 2021 Adjusted EBITDA includes adjustments for certain Total Charges and Credits (those not related to interest, taxes, and/or depreciation and amortization) of $5.1 million. The Company posted the following results for the periods presented.

(in thousands)	Quarter ended September 30, 2021	Quarter ended June 30, 2021	Quarter ended September 30, 2020
Revenue	$217,992	$234,927	$218,423
Adjusted EBITDA	$48,674	$53,607	$55,803

Production Services Segment Results

The Production Services segment contributed $138.1 million to consolidated revenue for the third quarter of 2021. Segment Adjusted EBITDA, a non-GAAP measure, is $36.4 million. Segment Adjusted EBITDA margin is 26%, substantially flat on a sequential quarter basis. The Production Services segment posted the following results for the periods presented.

(in thousands)	Quarter ended September 30, 2021	Quarter ended June 30, 2021	Quarter ended September 30, 2020
Revenue	$138,060	$152,670	$148,292
Operating income	$10,625	$18,015	$21,425
Adjusted EBITDA	$36,351	$40,764	$42,891

Drilling and Evaluation Services Segment Results

The Drilling and Evaluation (“D&E”) Services segment contributed $79.9 million to consolidated revenue for the third quarter of 2021. Segment Adjusted EBITDA, a non-GAAP measure, totaled $16.9 million in the third quarter of 2021, improving 2% from $16.5 million in the third quarter of 2020. Segment Adjusted EBITDA margin is 21%, substantially flat on a sequential quarter basis.

The D&E Services segment posted the following results for the periods presented.

(in thousands)	Quarter ended September 30, 2021	Quarter ended June 30, 2021	Quarter ended September 30, 2020
Revenue	$79,932	$82,257	$70,131
Operating income	$7,084	$8,558	$7,377
Adjusted EBITDA	$16,895	$17,505	$16,492

Offsetting both the Production Services segment and D&E Services segment results are certain corporate costs, which are not allocated to segment operations.

Balance Sheet

The Company completed a major refinancing during the fourth quarter of 2021 with a goal of creating additional financial flexibility, lowering the Company’s costs, and improving the tax efficiency of the Company’s borrowing structure. The Company is also proud to have entered into a green loan facility as part of the broader refinancing, which is based on certain sustainability key performance indicators encompassing environmental, social, and governance metrics. All prior facilities of the Company have been refinanced into a single facility with additional term, revolving, and working capital capacity available to the Company. The refinancing expands the Company’s borrowing capacity to $860 million including a $430 million term loan, a $350 million working capital facility for letters of guarantee and letters of credit, and a $80 million revolving credit facility.

Cash and cash equivalents are $101.0 million as of September 30, 2021, compared to $75.0 million as of December 31, 2020.

Total debt as of September 30, 2021, is $427.0 million with $150.5 million classified as short-term. Working capital totaled $110.5 million as of September 30, 2021. Free cash flow, a non-GAAP measure, for the third quarter of 2021 is $17.0 million. Net Debt (a non-GAAP measure), which is the sum of our recorded Current installments of long-term debt, Short-term borrowings, and Long-term debt less Cash and cash equivalents, totaled $326.0 million as of September 30, 2021 as compared to $323.5 million as of December 31, 2020 and $349.4 million as of September 30, 2020. A reconciliation of the comparable GAAP measures to Net Debt is provided in Table 4 below, entitled “Reconciliation to Net Debt.”

Conference Call Information

NESR will host a conference call on Wednesday, November 3, 2021, to discuss third quarter financial results. The call will begin at 8:00 AM Eastern Time.

Investors, analysts and members of the media interested in listening to the conference call are encouraged to participate by dialing in to the U.S. toll-free line at 1-877-407-0312 or the international line at 1-201-389-0899. A live, listen-only webcast will also be available under the “Investors” section of the Company’s website at www.nesr.com. A replay of the conference call will be available after the event under the “Investors” section of the Company’s website.

About National Energy Services Reunited Corp.

Founded in 2017, NESR is one of the largest national oilfield services providers in the MENA and Asia Pacific regions. With over 5,000 employees, representing more than 60 nationalities in over 15 countries, the Company helps its customers unlock the full potential of their reservoirs by providing Production Services such as Hydraulic Fracturing, Cementing, Coiled Tubing, Filtration, Completions, Stimulation, Pumping and Nitrogen Services. The Company also helps its customers to access their reservoirs in a smarter and faster manner by providing Drilling and Evaluation Services such as Drilling Downhole Tools, Directional Drilling, Fishing Tools, Testing Services, Wireline, Slickline, Drilling Fluids and Rig Services.

Forward-Looking Statements

This communication contains forward-looking statements (as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended). Any and all statements contained in this communication that are not statements of historical fact, the impact of the COVID-19 pandemic and the Company’s response to COVID-19, may be deemed forward-looking statements. Terms such as “may,” “might,” “would,” “should,” “could,” “project,” “estimate,” “predict,” “potential,” “strategy,” “anticipate,” “attempt,” “develop,” “plan,” “help,” “believe,” “continue,” “intend,” “expect,” “future,” and terms of similar import (including the negative of any of these terms) may identify forward-looking statements. However, not all forward-looking statements may contain one or more of these identifying terms. Forward-looking statements in this communication may include, without limitation, the plans and objectives of management for future operations, projections of income or loss, earnings or loss per share, capital expenditures, dividends, capital structure or other financial items, the Company’s future financial performance, expansion plans and opportunities, completion and integration of acquisitions, and the assumptions underlying or relating to any such statement.

The forward-looking statements are not meant to predict or guarantee actual results, performance, events or circumstances and may not be realized because they are based upon the Company’s current projections, plans, objectives, beliefs, expectations, estimates and assumptions and are subject to a number of risks and uncertainties and other influences, many of which the Company has no control over. Actual results and the timing of certain events and circumstances may differ materially from those described by the forward-looking statements as a result of these risks and uncertainties. Factors that may influence or contribute to the accuracy of the forward-looking statements or cause actual results to differ materially from expected or desired results may include, without limitation: estimates of the Company’s future revenue, expenses, capital requirements and the Company’s need for financing; the risk of legal complaints and proceedings and government investigations; the Company’s financial performance; success in retaining or recruiting, or changes required in, the Company’s officers, key employees or directors; current and future government regulations; developments relating to the Company’s competitors; changes in applicable laws or regulations; the possibility that the Company may be adversely affected by other economic and market conditions, particularly during extended periods of low oil and gas prices, political disturbances, war, terrorist acts, public health crises and threats, including risks from the coronavirus COVID-19 outbreak, ongoing actions taken by businesses and governments and resulting significant disruption in international economies, international financial and oil markets; international currency fluctuations, business and/or competitive factors; and other risks and uncertainties set forth in the Company’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”).

You are cautioned not to place undue reliance on forward-looking statements because of the risks and uncertainties related to them and to the risk factors. The Company disclaims any obligation to update the forward-looking statements contained in this communication to reflect any new information or future events or circumstances or otherwise, except as required by law. You should read this communication in conjunction with other documents which the Company may file or furnish from time to time with the SEC.

The preliminary financial results for the Company’s third quarter ended September 30, 2021 included in this press release represent the most current information available to management. The Company’s actual results when disclosed in its Periodic Report on Form 6-K for the quarter ended September 30, 2021 may differ from these preliminary results as a result of the completion of the Company’s financial statement closing procedures, final adjustments, completion of the independent registered public accounting firm’s review procedures, and other developments that may arise between now and the disclosure of the final results.

NATIONAL ENERGY SERVICES REUNITED CORP. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In US$ thousands, except share data)

	September 30, 2021	December 31, 2020

Assets
Current assets
Cash and cash equivalents	$101,018	$75,012
Accounts receivable, net	98,223	116,835
Unbilled revenue	138,900	158,457
Service inventories	100,757	94,263
Prepaid assets	20,068	11,480
Retention withholdings	43,199	36,773
Other receivables	23,942	18,454
Other current assets	7,391	3,943
Total current assets	533,498	515,217
Non-current assets
Property, plant and equipment, net	466,732	437,743
Intangible assets, net	126,323	110,376
Goodwill	629,675	620,921
Other assets	10,156	2,797
Total assets	$1,766,384	$1,687,054

Liabilities and equity
Liabilities
Accounts payable	143,753	144,614
Accrued expenses	69,048	73,783
Current installments of long-term debt	54,077	47,500
Short-term borrowings	96,468	42,360
Income taxes payable	9,272	9,420
Other taxes payable	2,142	11,289
Other current liabilities	48,256	30,400
Total current liabilities	423,016	359,366

Long-term debt	276,492	308,614
Deferred tax liabilities	17,148	21,070
Employee benefit liabilities	25,203	21,515
Other liabilities	35,695	32,071
Total liabilities	777,554	742,636

Commitments and contingencies	-	-

Equity
Preferred shares, no par value; unlimited shares authorized; none issued and outstanding at September 30, 2021 and December 31, 2020, respectively		-
Common stock and additional paid in capital, no par value; unlimited shares authorized; 91,361,235 and 87,777,553 shares issued and outstanding at September 30, 2021 and December 31, 2020, respectively	854,301	831,146
Retained earnings	134,440	113,216
Accumulated other comprehensive income	97	64
Total shareholders’ equity	988,838	944,426
Non-controlling interests	(8)	(8)
Total equity	988,830	944,418
Total liabilities and equity	$1,766,384	$1,687,054

NATIONAL ENERGY SERVICES REUNITED CORP. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In US$ thousands, except share data and per share amounts)

	Quarter ended		Year-to-date period ended
Description	September 30, 2021	September 30, 2020 (Revised, Note 3)	September 30, 2021	September 30, 2020 (Revised, Note 3)

Revenues	$217,992	$218,423	$665,345	$620,971
Cost of services	(186,095)	(177,953)	(554,337)	(500,566)
Gross profit	31,897	40,470	111,008	120,405
Selling, general and administrative expenses	(19,067)	(17,449)	(59,592)	(53,190)
Amortization	(4,728)	(4,034)	(13,235)	(11,855)
Operating income	8,102	18,987	38,181	55,360
Interest expense, net	(3,717)	(3,793)	(10,114)	(12,468)
Gain/(loss) on Private Warrant Liability	-	-	-	558
Other income / (expense), net	(1,252)	37	(1,624)	(383)
Income before income tax	3,133	15,231	26,443	43,067
Income tax expense	(1,202)	(3,565)	(5,219)	(8,940)
Net income	1,931	11,666	21,224	34,127
Net income / (loss) attributable to non-controlling interests	-	-	-	-
Net income attributable to shareholders	$1,931	$11,666	$21,224	$34,127

Weighted average shares outstanding:
Basic	91,250,125	89,876,456	90,943,363	88,452,027
Diluted	93,116,486	89,876,456	93,288,498	88,452,027

Net earnings per share (Note 16):
Basic	$0.02	$0.13	$0.23	$0.38
Diluted	$0.02	$0.13	$0.23	$0.38

NATIONAL ENERGY SERVICES REUNITED CORP. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In US$ thousands)

	Year-to-date period ended		Quarter ended
	September 30, 2021	September 30, 2020	September 30, 2021

Cash flows from operating activities:
Net income	$21,224	$34,127	$1,931
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	96,338	91,783	34,018
Share-based compensation expense	7,353	5,842	2,753
Loss (Gain) on disposal of assets	(1,405)	688	(1,772)
Non-cash interest (income) expense	537	(118)	588
Deferred tax expense (benefit)	(3,922)	(3,332)	(2,299)
Allowance for (reversal of) doubtful receivables	70	(97)	(216)
Provision for obsolete service inventories	230	821	230
Loss (Gain) on Private Warrant liability	-	(558)	-
Other operating activities, net	353	(184)	113
Changes in operating assets and liabilities:
(Increase) decrease in accounts receivable	27,106	(13,223)	17,798
(Increase) decrease in Unbilled revenue	20,909	(73,505)	(20,991)
(Increase) decrease in Retention withholdings	(6,186)	13,881)	3,425
(Increase) decrease in inventories	(4,396)	(10,755)	1,892
(Increase) decrease in prepaid expenses	(8,278)	2,002	(6,829)
(Increase) decrease in other current assets	(6,431)	2,224	(7,998)
(Increase) decrease in other long-term assets and liabilities	(2,142)	(5,746)	(1,626)
Increase (decrease) in accounts payable and accrued expenses	(20,087)	40,970	11,951
Increase (decrease) in other current liabilities	(6,501)	1,234	2,333
Net cash provided by operating activities	114,772	86,054	35,301

Cash flows from investing activities:
Capital expenditures	(50,864)	(75,448)	(18,296)
Proceeds from disposal of assets	2,127	1,490	1,343
Acquisition of business, net of cash acquired	(36,923)	(11,260)	-
Other investing activities	(3,204)	(628)	(100)
Net cash used in investing activities	(88,864)	(85,846)	(17,053)

Cash flows from financing activities:
Proceeds from long-term debt	-	15,000	-
Repayments of long-term debt	(26,250)	(18,472)	(11,250)
Proceeds from short-term borrowings	121,806	14,928	63,412
Repayments of short-term borrowings	(67,644)	(15,829)	(26,706)
Payments on capital leases	(15,983)	(15,679)	(5,866)
Payments on seller-provided financing for capital expenditures	(11,520)	(2,905)	(2,690)
Other financing activities, net	(345)	-	(204)
Net cash provided by (used in) financing activities	64	(22,957)	16,696

Effect of exchange rate changes on cash	34	35	-
Net increase (decrease) in cash	26,006	(22,714)	34,944
Cash and cash equivalents, beginning of period	75,012	73,201	66,074
Cash and cash equivalents, end of period	$101,018	$50,487	$101,018

NATIONAL ENERGY SERVICES REUNITED CORP. AND SUBSIDIARIES

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

(Unaudited)

(In US$ thousands except per share amounts)

The Company uses and presents certain key non-GAAP financial measures to evaluate its business and trends, measure performance, prepare financial projections and make strategic decisions. Included in this release are discussions of earnings before interest, income tax and depreciation and amortization adjusted for certain non-recurring and non-core expenses (“Adjusted EBITDA”), net income and diluted earnings per share (“EPS”) adjusted for certain non-recurring and non-core expenses (“Adjusted Net Income” and “Adjusted Diluted EPS,” respectively), as well as a reconciliation of these non-GAAP measures to operating income, net income, and diluted EPS, respectively, in accordance with GAAP. The Company also discusses the non-GAAP balance sheet measure of the sum of our recorded current installments of long-term debt, short-term borrowings, and long-term debt less cash and cash equivalents (“Net Debt”) in this release and provides a reconciliation to the GAAP measures of cash and cash equivalents, current installments of long-term debt, short-term borrowings, and long-term debt to Net Debt.

The Company believes that the presentation of Adjusted EBITDA, Adjusted Net Income, and Adjusted Diluted EPS provides useful information to investors in assessing its financial performance and results of operations as the Company’s board of directors, management and investors use Adjusted EBITDA, Adjusted Net Income, and Adjusted Diluted EPS to compare the Company’s operating performance on a consistent basis across periods by removing the effects of changes in capital structure (such as varying levels of interest expense), asset base (such as depreciation and amortization), items that do not impact the ongoing operations (transaction, integration, and startup costs) and items outside the control of its management team. Similarly, Net Debt is used by management as a liquidity measure used to illustrate the Company’s debt level absent variability in cash and cash equivalents, and the Company believes that the presentation of Net Debt provides useful information to investors in assessing its financial leverage. Adjusted EBITDA, Adjusted Net Income, and Adjusted Diluted EPS should not be considered as an alternative to operating income, net income, or diluted EPS, respectively, the most directly comparable GAAP financial measures. Net Debt also should not be considered as an alternative to GAAP measures of cash and cash equivalents, current installments of long-term debt, short-term borrowings, and long-term debt. Finally, Free Cash Flow is used by management as a liquidity measure to illustrate the Company’s ability to produce cash that is available to be distributed in a discretionary manner, after excluding investments in capital assets. Free Cash Flow should not be considered as an alternative to Net cash provided by (used in) operations or Net cash provided by (used in) investing activities, respectively, the most directly comparable GAAP financial measures. Non-GAAP financial measures have important limitations as analytical tools because they exclude some but not all items that affect the most directly comparable GAAP financial measure. You should not consider non-GAAP measures in isolation or as a substitute for an analysis of the Company’s results as reported under GAAP.

Information regularly reviewed by the chief operating decision maker for evaluating the financial performance of operating segments is focused on the timing of when the services are performed during a well’s lifecycle. Production Services are services performed during the production stage of a well’s lifecycle. Drilling and Evaluation Services are services performed during the pre-production stages of a well’s lifecycle. The Company believes that the presentation of Segment EBITDA provides useful information to investors in assessing its financial performance and results of operations.

Table 1 - Reconciliation of Net Income and Diluted EPS to Adjusted Net Income and Adjusted Diluted EPS

	Quarter ended September 30, 2021		Quarter ended June 30, 2021		Quarter ended September 30, 2020
	Net Income	Diluted EPS	Net Income	Diluted EPS	Net Income	Diluted EPS

Net Income	$1,931	$0.02	$7,821	$0.08	$11,666	$0.13
Add Charges and Credits:
Transaction and other costs	5,053	0.06	4,996	0.06	2,499	0.03
Total Charges and Credits(1)	5,053	0.06	4,996	0.06	2,499	0.03
Total Adjusted Net Income	$6,984	$0.08	$12,817	$0.14	$14,165	$0.16

(1)	In the third quarter of 2021, Total Charges and Credits included $5.1 million mainly related to merger and acquisition transaction costs and restructuring activities. In the second quarter of 2021, Total Charges and Credits included $5.0 million mainly related to merger and acquisition transaction costs and restructuring activities. In the third quarter of 2020, Total Charges and Credits included $2.5 million mainly related to nonrecurring transaction and integration costs associated with the acquisition of SAPESCO in Egypt.

Table 2 - Reconciliation of Net Income to Adjusted EBITDA

	Quarter ended September 30, 2021	Quarter ended June 30, 2021	Quarter ended September 30, 2020

Net Income	$1,931	$7,821	$11,666
Add:
Income Taxes	1,202	2,408	3,565
Interest Expense, net	3,717	3,234	3,793
Depreciation and Amortization	36,771	35,148	34,280
Charges and Credits impacting Adjusted EBITDA(2)	5,053	4,996	2,499
Total Adjusted EBITDA	$48,674	$53,607	$55,803

(2)	Charges and Credits impacting Adjusted EBITDA are described in Table 1 above. Charges and Credits impacting Adjusted EBITDA exclude items related to interest, income tax and depreciation and amortization.

Table 3 - Reconciliation of Segment EBITDA to Adjusted EBITDA

	Quarter ended September 30, 2021			Quarter ended June 30, 2021			Quarter ended September 30, 2020
	EBITDA	Charges and Credits impacting Adjusted EBITDA	Adjusted EBITDA	EBITDA	Charges and Credits impacting Adjusted EBITDA	Adjusted EBITDA	EBITDA	Charges and Credits impacting Adjusted EBITDA	Adjusted EBITDA
Production Services	$33,035	$3,316	$36,351	$39,382	$1,382	$40,764	$41,705	$1,186	$42,891
Drilling & Evaluation	15,668	1,227	16,895	16,878	627	17,505	15,538	954	16,492
Unallocated	(5,082)	510	(4,572)	(7,649)	2,987	(4,662)	(3,939)	359	(3,580)
Total	$43,621	$5,053	$48,674	$48,611	$4,996	$53,607	$53,304	$2,499	$55,803

Table 4 - Reconciliation of Segment EBITDA to Segment Operating Income

	Quarter ended September 30, 2021	Quarter ended June 30, 2021	Quarter ended September 30, 2020
Production Services:
Segment EBITDA	$33,035	$39,382	$41,705
Depreciation and amort.	(22,666)	(21,598)	(20,222)
Other (income)/expense, net	256	231	(58)
Segment Operating Income	10,625	18,015	21,425
Drilling and Evaluation Services:
Segment EBITDA	15,668	16,878	15,538
Depreciation and amort.	(8,754)	(8,424)	(8,153)
Other (income)/expense, net	170	104	(8)
Segment Operating Income	7,084	8,558	7,377
Unallocated:
EBITDA	(5,082)	(7,649)	(3,939)
Share-based compensation	(2,754)	(3,039)	(2,082)
Depreciation and amort.	(2,597)	(2,087)	(3,823)
Other (income)/expense, net	826	320	29
Operating Income	(9,607)	(12,455)	(9,815)
Total Operating Income	$8,102	$14,118	$18,987

Table 5 - Reconciliation of Net cash provided by (used in) operating activities to Free Cash Flow

	Quarter Ended
	September 30, 2021	June 30, 2021	September 30, 2020

Net cash provided by (used in) operating activities	$35,301	$32,989	$33,455
Less:
Capital expenditures	(18,296)	(21,326)	(24,787)
Free cash flow	$17,005	$11,663	$8,668

Table 6 - Reconciliation to Net Debt

	September 30, 2021	June 30, 2021	September 30, 2020

Current installments of long-term debt	$54,077	$54,077	$43,750
Short-term borrowings	96,468	59,709	36,392
Long-term debt	276,492	287,483	319,738
Less:
Cash and cash equivalents	(101,018)	(66,074)	(50,487)
Net Debt	$326,019	$335,195	$349,393

For inquiries regarding NESR, please contact:

Blake Gendron

National Energy Services Reunited Corp.

832-925-3777

investors@nesr.com